UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

         SENSYS TECHNOLOGIES INC. (F/K/A/ DAEDALUS ENTERPRISES, INC.)

                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   23371210
                                (CUSIP Number)

                              Charles G. Stanich
                              300 Parkland Plaza
                           Ann Arbor, Michigan 48103
                                 (734)769-5649
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 28, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

























                                 SCHEDULE 13D


CUSIP No. 23371210



1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

   Charles G. Stanich

2  Check The Appropriate Box If A Member Of A Group*              (a) [ ]
                                                                  (b) [ ]

3  SEC Use Only



4  Source of Funds*

   PF

5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
   Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

   U.S.A.
              7   Sole Voting Power

 Number Of          33,471
  Shares      8   Shared Voting Power
Beneficially
  Owned By           6,226
    Each      9   Sole Dispositive Power
 Reporting
  Person             33,471
   With       10  Shared Dispositive Power

                     6,226
11 Aggregate Amount of Beneficially Owned By Each Reporting Person

          39,697
12 Check Box If The Aggregate Amount In Row (11) Excludes              [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)

         1.0%
14 Type Of Reporting Person*

   IN

















         This is the second amendment to a Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 19, 1997 (the "Original Statement") by Charles G. Stanich with respect to the common stock, par value $.01 per share (the "Common Stock"), of Daedalus Enterprises, Inc., a Delaware corporation (the "Issuer"). Items 2, 3 and 5 of the Original Statement are amended as set forth below:

Item 2. Identity and Background.

         Item 2 is amended by adding the following information to paragraph
(c):

         As of June 10, 1998, Mr. Stanich became Vice President of the Issuer and Vice President of the Issuer's Sensing and Imaging Systems Division.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is amended by adding the following information:

         In payment of the exercise price of the employee stock option described under Item 5, Mr. Stanich tendered 7,529 shares of Common Stock valued at $5.3125, the average of the reported bid and asked prices on May 27, 1998, the day prior to the exercise. The remainder of the purchase price was paid from Mr. Stanich's personal funds.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated in its entirety as follows:

         (a) Mr. Stanich beneficially owns 39,697 shares of Common Stock, constituting approximately 1.0% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned by Mr. Stanich includes 20,000 shares which he has the right to acquire pursuant to employee stock options which are exercisable currently or within the next 60 days. The total shown excludes 98,586 shares of Common Stock beneficially owned by certain persons who are parties to the voting agreement described in Item 6 as to which shares Mr. Stanich has no voting or dispositive power and disclaims beneficial ownership.

         (b) Mr. Stanich has sole voting and dispositive power as to 13,471 shares of Common Stock which he owns individually and as to the 20,000 shares which he has the right to acquire pursuant to stock options (when such options are exercised). Mr. Stanich shares voting and dispositive power with respect to 3,526 shares of Common Stock he owns jointly with his spouse and with respect to 2,700 shares he owns jointly with his mother.

         (c) On May 28, 1998, Mr. Stanich exercised an employee stock option to acquire 10,000 shares at the exercise price of $4.00 per share. Mr. Stanich tendered 7,529 shares of Common Stock(and a nominal amount of cash) in payment of the exercise price in accordance with the terms of the related option agreement. Mr. Stanich has had no other transactions in the Common Stock during the past 60 days.

         (d)     Not applicable.

         (e) Mr. Stanich ceased to be a beneficial owner of more than 5% of the outstanding Common Stock on June 10, 1998 upon effectiveness of the merger of a wholly owned subsidiary of the Issuer into S. T. Research Corporation pursuant to the Merger Agreement.













                                   SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 1998


/s/Charles G. Stanich
Charles G. Stanich